Exhibit 99.1

As at Date: 16 - Apr - 2025 Top Holders Grouped Report Alterity Therapeutics Limited Security Class(es): ATHOPTWC25 - LISTED OPT EXP 26/02/2027 @ $0.028 Display Top: 20 ABN: 27 152 260 814 Level 5, 126 Phillip Street, Sydney NSW 2000 GPO Box 5193, Sydney NSW 2000 1300 288 664 (within australia) +61 2 9698 5414 (international) hello@automic.com.au www.automic.com.au % IC Holding Holder Name Position 29.25% 357,496,669 UBS NOMINEES PTY LTD 1 18.11% 221,393,841 CITICORP NOMINEES PTY LIMITED 2 7.81% 95,454,546 HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED 3 7.68% 93,856,318 BNP PARIBAS NOMS PTY LTD 4 6.04% 73,785,556 WARBONT NOMINEES PTY LTD <UNPAID ENTREPOT A/C> 5 6.02% 73,586,854 J P MORGAN NOMINEES AUSTRALIA PTY LIMITED 6 4.20% 51,320,761 BNP PARIBAS NOMS (NZ) LTD 7 2.76% 33,785,556 NEWECONOMY COM AU NOMINEES PTY LIMITED <900 ACCOUNT> 8 2.73% 33,333,334 HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - GSCO ECA 9 2.48% 30,303,031 ORCHIDBAY INVESTMENTS PTY LTD <ORCHIDBAY INVESTMENTS A/C> 10 2.25% 27,450,403 MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED 11 2.19% 26,810,350 HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2 12 1.86% 22,727,273 JAGEN NOMINEES PTY LTD <THE B LIBERMAN FAMILY A/C> 13

Report generated on 16 - Apr - 2025 at 09:54 AM ABN: 27 152 260 814 Level 5, 126 Phillip Street, Sydney NSW 2000 GPO Box 5193, Sydney NSW 2000 1300 288 664 (within australia) +61 2 9698 5414 (international) hello@automic.com.au www.automic.com.au Position Holder Name Holding % IC 1.36% 16,666,667 BILGOLA NOMINEES PTY LIMITED 14 0.66% 8,060,606 KYRIACO BARBER PTY LTD 15 0.62% 7,575,758 JL FAMILY NOMINEES PTY LTD <JUSTIN LIBERMAN FAMILY A/C> 16 0.55% 6,666,667 BNP PARIBAS NOMS PTY LTD <GLOBAL MARKETS> 17 0.50% 6,060,606 ONE MANAGED INVESTMENT FUNDS LIMITED <TI GROWTH A/C> 18 0.43% 5,303,031 NETWEALTH INVESTMENTS LIMITED <WRAP SERVICES A/C> 19 0.40% 4,841,797 HEDGEFUN MANAGERS PTY LTD 20 97.89% 1,196,479,624 TOTALS 100.00% 1,222,300,911 Total Issued Capital

As at Date: 16 - Apr - 2025 Holdings Range Report Alterity Therapeutics Limited Security Class(es): ATHOPTWC25 - LISTED OPT EXP 26/02/2027 @ $0.028 Report generated on 16 - Apr - 2025 at 09:55 AM ABN: 27 152 260 814 Level 5, 126 Phillip Street, Sydney NSW 2000 GPO Box 5193, Sydney NSW 2000 1300 288 664 (within australia) +61 2 9698 5414 (international) hello@automic.com.au www.automic.com.au 0.00% 0 0 above 0 up to and including 1,000 0.00% 0 0 above 1,000 up to and including 5,000 0.00% 0 0 above 5,000 up to and including 10,000 0.18% 2,155,000 25 above 10,000 up to and including 100,000 99.82% 1,220,145,911 46 above 100,000 100.00% 1,222,300,911 71 TOTALS Holding Ranges Holders Total Units % Issued Share Capital